Prospectus Supplement No. 3
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-226246
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190
(703) 438-2000
Prospectus Supplement No. 3
(to Final Prospectus dated October 16, 2018)
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This Prospectus Supplement No. 3 supplements and amends the final prospectus dated October 16, 2018, as previously supplemented (the “Final Prospectus”) relating to the offer and sale by the selling stockholders named in the Final Prospectus of up to 24,425,781 shares of our common stock, par value $0.001 per share, consisting of:

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8,392,457 shares of common stock, which represents 130% of the shares of common stock issuable upon conversion of $202 million aggregate principal amount of our senior secured convertible notes due January 16, 2022 (the “convertible notes”) issued to certain of the selling stockholders named therein (collectively, the “Starboard Stockholders”) in a private placement (the “Starboard private placement”);

•	4,463,961 shares of common stock, which represents 130% of the shares of common stock issuable from time-to-time in the event that we pay interest on the convertible notes in shares of common stock;

•	250,000 shares of common stock issuable upon the exercise of warrants issued to the Starboard Stockholders, which warrants we agreed to issue in the Starboard private placement; and

•	11,319,363 shares of common stock presently outstanding and beneficially owned by Cavendish Square Holding B.V. an indirect wholly-owned subsidiary of WPP plc (“WPP”) and WPP.
As previously disclosed, on August 15, 2018, we received a comment letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “staff”). The comments were issued with respect to our comprehensive annual report on Form 10-K for the year ended December 31, 2017 (the “Super 10-K”) and related to our interpretation of previously issued guidance with respect to filing a comprehensive annual report on Form 10-K and our decision not to file separate annual reports on Form 10-K for the years ended December 31, 2015 and 2016, or to amend the previously filed quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2015. We submitted a written response to the staff’s comment letter on August 29, 2018 and engaged in subsequent communications with the staff. On November 30, 2018, we were notified that without agreeing or disagreeing with our response, the staff had completed its review of the Super 10-K.
This Prospectus Supplement No. 3 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Final Prospectus.
Our common stock is listed on the Nasdaq Global Select Market under the symbol “SCOR.” The last reported sale price of our common stock on the Nasdaq Global Select Market on December 20, 2018 was $13.79 per share.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the Final Prospectus dated October 16, 2018.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock that may be offered under the Final Prospectus and this Prospectus Supplement No. 3, nor have any of these organizations determined if this Prospectus Supplement No. 3 is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this Prospectus Supplement No. 3 is December 21, 2018.

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